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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                       Puerto Rican Cement Company, Inc.
                           (Name of Subject Company)

                       Puerto Rican Cement Company, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                        (Title and Class of Securities)

                                  745075-10-1
                     (CUSIP Number of Class of Securities)

                                Jose O. Torres
              Vice President--Finance and Chief Financial Officer
                       Puerto Rican Cement Company, Inc.
                                P.O. Box 364487
                       San Juan, Puerto Rico 00936-4487
                                (787) 783-3000

                                With a copy to:

                             Joseph L. Seiler III
                    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                             125 West 55th Street
                              New York, NY 10019
                                (212) 424-8000
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

  Name and Address.

   The name of the subject company is Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"). The principal executive offices of the Company are located at Amelia Industrial Park in Guaynabo, Puerto Rico, its mailing address is P.O. Box 364487, San Juan, Puerto Rico 00936-4487 and its telephone number is (787) 783-3000.

  Securities.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Schedule") relates is the Company's Common Stock, par value $1.00 per share (the "Shares"). As of June 27, 2002, 5,148,074 Shares were issued and outstanding.

Item 2.  Identity and Background.

  Name and Address.

   The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule, are set forth in Item 1 above.

  Tender Offer.

   This Schedule relates to the tender offer by Tricem Acquisition, Corp., a Puerto Rico corporation ("Purchaser"), an indirect wholly owned subsidiary of CEMEX, S.A. de C.V., a Mexico corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 1, 2002 (as amended and supplemented from time to time, "Schedule TO"), to purchase all of the Shares issued and outstanding at a price of $35.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2002, and filed as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference (the "Offer to Purchase"), and the related Letter of Transmittal, filed as Exhibit (a)(2) to the Schedule TO (the "Letter of Transmittal") and incorporated herein by reference, and which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, together constitute the "Offer."

   The Offer is being made pursuant to the Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of June 11, 2002 (the "Merger Agreement"). The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the Commonwealth of Puerto Rico (the "PRGCL"), Purchaser will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and will be an indirect wholly owned subsidiary of Parent. For a description of the material terms of the Merger Agreement, see Sections 1, 11 and 15 of the Offer to Purchase. The summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

   In the Merger, each Share (other than Shares that are owned by the Company, any subsidiary of the Company, Parent or any subsidiary of Parent, which are to be cancelled in accordance with Section 4.1(b) of the Merger Agreement, and any Shares that are held by stockholders exercising appraisal rights pursuant to
Section 3062 of the PRGCL) issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive, without interest, an amount in cash equal to $35.00 per Share.

   Schedule TO states that the principal executive offices of Parent are located at Ave. Constitucion 444 Pte., Monterrey, Nuevo Leon, Mexico 64000 and the principal executive offices of Purchaser are located at Tricem

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Acquisition, Corp., c/o Rivera, Tulla & Ferrer, 50 Quisqueya Street, San Juan,
Puerto Rico 00917-1212, Attention: Eric Tulla. The telephone number of Parent is (011-528) 328-3000 or 1-800-462-3639. The telephone number for Purchaser is
(212) 317-6008, Attention: Jose Antonio Gonzalez, Investor Relations.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement dated July 1, 2002 (the "Information Statement") and filed by the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. The Information Statement is attached to this Schedule as Annex I and is incorporated herein by reference. Except as described in this Schedule or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates, or
(ii) Purchaser and Parent, or their respective executive officers, directors or affiliates.

  The Merger Agreement.

   For a description of the material terms of the Merger Agreement, see Sections 1, 11 and 15 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Transaction Support Agreements.

   Parent, Purchaser and certain stockholders of the Company entered into Transaction Support Agreements on June 11, 2002. Under the terms of (i) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Parent, Purchaser and El Dia, Inc., (ii) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Parent, Purchaser and Alfra Investment Corporation, (iii) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Parent, Purchaser and Ferre Investment Fund, Inc. and (iv) that certain Transaction Support Agreement, dated as of June 11, 2002, by and among Parent, Purchaser and South Management Corporation (collectively, the "Transaction Support Agreements"), the various stockholders signing the Transaction Support Agreements have agreed to tender the Shares owned of record or acquired after June 11, 2002 by such stockholders and to vote such Shares in favor of the Merger, among other things. Pursuant to the Transaction Support Agreements, such stockholders also have (i) granted Parent proxies with respect to the Shares subject to the Transaction Support Agreements, provided that certain conditions are met, as more specifically set forth in the various Transaction Support Agreements and (ii) granted Parent options to purchase outside of the Offer the Shares subject to the Transaction Support Agreements, provided that certain other conditions are met, as more specifically set forth in the various Transaction Support Agreements. The Shares subject to the Transaction Support Agreements are as follows:

                  Owner of Record        Shares of Common Stock
             -----------------------------------------------------
             El Dia, Inc.                        658,976
             -----------------------------------------------------
             Alfra Investment
               Corporation                         3,800
             -----------------------------------------------------
             Ferre Investment Fund,
               Inc.                              282,854
             -----------------------------------------------------
             South Management
               Corporation                       537,174

Such Shares, in the aggregate, constitute approximately 29% of the outstanding Shares.

   The voting agreements and conditional proxies granted pursuant to the Transaction Support Agreements will terminate upon the later of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the

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Option Termination Date (as defined in the Transaction Support Agreements). If either (i) a Termination Fee (as defined in the Merger Agreement) has been paid or is payable pursuant to Section 10.3 of the Merger Agreement, (ii) the Merger Agreement is terminated as a result of the failure to satisfy the Minimum Condition (as defined in the Merger Agreement) to the Offer and at or prior to the time of such termination it has become publicly known that a Takeover Proposal (as defined in the Merger Agreement) has been made or (iii) if a Subsequent Amendment (as defined in the Merger Agreement) is received by the Company or becomes publicly known, then each of the options shall become exercisable by Parent for a period commencing on the earlier of the date on which a Subsequent Amendment is received by the Company or becomes publicly known and the date on which the Merger Agreement is terminated and ending at 11:59 p.m. (New York time) on the 30th day following the date on which the Merger Agreement is terminated. The complete text of the Transaction Support Agreements, copies of which are filed as Exhibits (e)(2) through (e)(5) hereto, are incorporated herein by reference.

  Effects of the Merger Agreement on Agreements Between the Company and its Executive Officers.

   Certain members of the Company's management, including the Company's President and Chief Executive Officer, who also are members of the Board of Directors of the Company (the "Company's Board of Directors"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally and are described below. The Company's Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Indemnification; Directors' and Officers' Insurance.

   Under the Merger Agreement, all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries for acts or omissions occurring at or before the Effective Time, as provided in the Company's certificate of incorporation or bylaws or the certificate or articles of incorporation, bylaws or similar organizational documents of any of the Company's subsidiaries or the terms of any individual indemnity agreement or other arrangement with any director or executive officer, in each case as in effect as of the date of the Merger Agreement, will survive the Merger and continue in full force and effect for six years after the Effective Time and will be enforceable against the Company. During such six year period, the Company also must advance fees and expenses as incurred to the fullest extent permitted under applicable law. If, within six years from the Effective Time, the Company is merged with and into Parent or another entity, the certificate of incorporation and bylaws (or equivalent organizational documents) of Parent or such other entity will, for at least the six-year period following the Effective Time, provide rights to indemnification at least equivalent to those in the certificate of incorporation and bylaws of the Company. Further, the Purchaser must keep the current policies of the directors' and officers' liability insurance maintained by the Company in effect for at least six years with respect to matters occurring before the Effective Time (provided that Purchaser may substitute therefor policies of at least equivalent coverage containing terms and conditions which are no less advantageous). Under the Merger Agreement, the Company may obtain, before the Effective Time, a policy for directors' and officers' liability insurance with respect to matters occurring before the Effective Time, providing up to $15 million in coverage and containing terms and conditions no less advantageous than the Company's current policies, provided that the aggregate premium payable therefor shall not exceed $350,000.

  Severance Payments.

   As discussed in the Information Statement attached hereto as Annex I, the Company has separate agreements with 21 current members of management. Four of those agreements are with executive officers of the Company.

   On May 3, 2000, the Company amended and restated agreements originally signed in July 1998 between the Company and Miguel A. Nazario, Antonio Luis Ferre Rangel and Jose O. Torres, respectively. The amended and

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restated agreements changed certain provisions specifying the conditions pursuant to which benefits may be received and provisions relating to payments by the Company in substitution for benefits that otherwise might have been received under the Company's pension plan. Following consummation of the Offer, Mr. Nazario, Mr. Ferre Rangel and Mr. Torres will be entitled to receive certain benefits contemplated by these agreements. The form of these amended and restated agreements is attached hereto as Exhibit (e)(8) and is incorporated herein by reference.

   In addition, the Company entered into a severance compensation agreement with Eufemio Toucet in July of 2000 that has terms similar to those agreements executed in July 1998 with other key executives of the Company. Among other things, if the contract is triggered certain benefits are granted to Mr. Toucet. Benefits will not be payable solely as a result of consummation of the Offer. Pursuant to Mr. Toucet's contract, benefits are payable if there has been a change in control, and Mr. Toucet is terminated without cause or resigns with good reason. The form of this agreement is attached hereto as Exhibit
(e)(9) and is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

  Recommendation of the Company's Board of Directors.

   At a meeting held on June 11, 2002 and attended by 14 of the 15 directors, the members of the Company's Board of Directors present unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair, advisable and in the best interests of the stockholders of the Company. At this meeting, the members of the Company's Board of Directors present unanimously
(i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to the Company's stockholders and are advisable and in the best interests of the Company and its stockholders, (ii) resolved to recommend the acceptance of the Offer and the adoption of the Merger Agreement by the stockholders of the Company and (iii) took such action as was necessary to render the provisions of Article TENTH of the Company's Certificate of Incorporation inapplicable to the Offer, the Merger, the Merger Agreement, the Transaction Support Agreements and the transactions contemplated thereby. YOUR BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

  Background of the Offer.

   During the spring of 2000, management of the Company determined that it would be advisable to consider strategic alternatives for the Company. As a result, on April 14, 2000, the Company retained Warburg Dillon Read LLC, the predecessor of UBS Warburg LLC (hereafter referred to as "UBS Warburg") to provide financial advice and assist the Company in exploring strategic alternatives, including the possible sale of more than 20% of the outstanding stock of the Company or substantially all of its assets. At the same time, the Company asked LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LeBoeuf"), its regular securities counsel, to provide advice in connection with management's determination to consider strategic alternatives for the Company.

   Following an analysis of the Company, UBS Warburg and management of the Company, based upon their collective experience and knowledge of the industry, compiled a list of potential strategic partners to be contacted by UBS Warburg. As a result of such effort, during the summer of 2000 the Company signed confidentiality agreements with two companies, including Parent, and provided those companies with certain information about the Company. Representatives of the Company, UBS Warburg and LeBoeuf met with representatives of the other company in San Juan, Puerto Rico in July 2000. After such meetings, such other company indicated that it did not intend to pursue further any transaction with the Company at that time.

   On June 21, 2000, Parent submitted a non-binding proposal to acquire the Company for $36.00 per share. UBS Warburg indicated to Parent that the Company would prefer a proposal in which the price per share "starts with a 4." Parent increased its proposal to $40.00 per share. The Company invited CEMEX to perform due diligence.

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   During the first week of August 2000, a team assembled by Parent visited
Puerto Rico for a management presentation, data room visit and plant visit, following which it reconfirmed its non-binding proposal of $40.00 per share on September 1, 2000. The Company and UBS Warburg asked Parent to increase its proposal and, on September 21, 2000, Parent submitted a revised proposal of $42.00 per share. The Company and Parent continued negotiations of the specific terms of this revised proposal of $42.00 per share for several weeks, but in October 2000 Parent was forced to withdraw from the negotiations due to the financial obligation assumed by Parent in relation to its then pending acquisition of Southdown, Inc.

   Parent and the Company continued conversations concerning a possible cooperation agreement between the Company and Parent, but the cooperation agreement never crystallized.

   In October 2001, a third company communicated through UBS Warburg an interest in learning more about the Company and subsequently indicated an interest in pursuing a possible transaction with the Company. The Company signed a confidentiality agreement with this third company in November 2001. In November and December 2001, representatives of the Company, UBS Warburg and LeBoeuf met with representatives of this third company in Miami, Florida and San Juan, Puerto Rico. After such meetings, this third company indicated that it did not intend to pursue further any transaction with the Company at that time.

   During 2001 and early 2002, there were occasional conversations between UBS Warburg and representatives of Parent concerning industry developments and the Company. In April 2002, Parent contacted UBS Warburg to discuss various developments in the cement industry, and in connection with such discussions Parent inquired as to whether the Company was interested in pursuing a possible transaction. On May 14, 2002, the Company, UBS Warburg and Parent met to discuss a possible transaction between the Company and Parent. On May 17, 2002, during the course of several phone calls between Parent and the Company, representatives of Parent indicated that Parent had fully approved the making of an offer for the outstanding Shares at a price of $35.00 per Share in cash, subject to due diligence and negotiation of a mutually acceptable merger agreement.

   On May 24, 2002, the Company and CEMEX, Inc., a wholly owned subsidiary of Parent, executed a new confidentiality agreement. The Company and Parent, with LeBoeuf and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), special counsel to Parent, UBS Warburg and Goldman, Sachs & Co., Parent's financial advisor, engaged in negotiations on May 28th and 29th at the offices of LeBoeuf and Parent, respectively. During this time period, the Company provided Parent with certain information concerning the Company and Parent commenced a due diligence investigation of the business and properties of the Company. On May 31, 2002, a draft of the Merger Agreement that had been prepared by LeBoeuf was distributed to the management of Parent and its counsel.

   On June 3, 2002, Skadden, Arps sent a message to the Company, UBS Warburg and LeBoeuf addressing several issues regarding the proposed transaction. On June 4, 2002, a conference call was held and the management of the Company and Parent discussed the issues raised by the message. On June 5, 2002, Skadden, Arps distributed to the Company and its counsel a markup of the proposed Merger Agreement. Negotiations between the Company and Parent, together with their respective legal counsel and UBS Warburg, continued on June 5, 2002. At a meeting held on June 6, 2002, at the New York offices of Parent, the Company and Parent, together with their respective legal counsel and UBS Warburg, continued to engage in negotiations.

   On June 7, 2002, in San Juan, Puerto Rico, the Company's Board of Directors held a special meeting to discuss the possible transaction with Parent. At this meeting, a representative of LeBoeuf described the fiduciary duties and confidentiality obligations of the Company's Board of Directors in considering the proposed transaction. Representatives of LeBoeuf then reviewed for the Company's Board of Directors in detail the terms of the Merger Agreement and the other legal aspects of the proposal of Parent.

   UBS Warburg then gave a presentation that analyzed the financial aspects of the proposed transaction. Management and the advisors responded to numerous questions from the Company's Board of Directors. The Company's Board of Directors discussed, among other matters, the risks and benefits of the proposal, taking into account the presentations and analyses provided for the Company's Board of Directors.

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   Subsequently, on June 9, 2002, representatives of the Company, Parent,
LeBoeuf and Skadden, Arps engaged in further negotiations at the offices of LeBoeuf in New York. These negotiations continued by telephone on June 10, 2002, and on June 11 a tentative final agreement was reached on the Merger Agreement.

   On June 11, 2002, in San Juan, Puerto Rico, the Company's Board of Directors held another special meeting, which was attended by 14 of the 15 directors, to discuss the possible transaction with Parent. At this meeting, a representative of LeBoeuf reiterated the statements made at the June 7 meeting about the duties of the Company's Board of Directors in evaluating the Offer. A representative of LeBoeuf then described the terms of Merger Agreement and the Offer and other legal aspects of the proposal of Parent. Management and advisors responded to numerous questions from the Company's Board of Directors.

   A representative of UBS Warburg described their analysis of the proposed transaction, and orally delivered an opinion that, as of June 11, 2002, and subject to the assumptions made, matters considered and limitations on the review undertaken, the $35.00 per Share to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view. The members of the Company's Board of Directors present then unanimously approved the Merger Agreement and the transactions contemplated thereby, as well as the transactions contemplated by the Transaction Support Agreements.

   Late in the day on June 11, 2002, the Merger Agreement was executed by the Company, Purchaser and Parent. The following day, June 12, 2002, the Company and Parent issued joint press releases (in English and Spanish) announcing the execution of the Merger Agreement. The joint press releases (in English and Spanish) are attached and filed as Exhibits (a)(5) and (a)(6) hereto.

   On June 12, 2002, UBS Warburg delivered to the Company its written opinion (the "Fairness Opinion") that, as of June 12, 2002, and subject to the assumptions made, matters considered and limitations on the review undertaken, the $35.00 per Share in cash to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view. The full text of the Fairness Opinion is attached as Annex II and filed as Exhibit (a)(7) to this Schedule and incorporated herein by reference in its entirety. STOCKHOLDERS ARE URGED TO AND SHOULD READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY.

  Reasons for the Recommendation of the Company's Board of Directors.

   In making the determinations and recommendation set forth above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

      (1) The review by the Company's Board of Directors of the Company's business, financial performance and condition, prospects and competitive position, including current and prospective market conditions.

      (2) The review by the Company's Board of Directors of the presentations and advice from UBS Warburg and the oral opinion of UBS Warburg, later confirmed in writing in an opinion dated June 12, 2002, to the effect that as of that date, based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the $35.00 per Share in cash consideration to be received by the holders of the Shares in the Offer and Merger was fair, from a financial point of view, to the holders of the Shares. A copy of the UBS Warburg opinion setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by UBS Warburg in arriving at its opinion, is attached to this Schedule as Annex II hereto and is incorporated herein by reference. The UBS Warburg opinion addresses the value to be received by the holders of the Shares as a whole, and does not address the particular situations of specific stockholders, including those distinguished by size of position or other factors. Nor does the opinion address the Company's underlying business decision to effect the Offer and Merger or constitute a recommendation to any holder of Shares as to how such stockholder should vote with respect to the Merger, whether such stockholder should tender Shares pursuant to the Offer or whether such stockholder should exercise appraisal rights or take any other action with respect to the Offer and Merger. Holders of the Shares are urged to read such opinion carefully in its entirety.

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      (3) The historical market prices, trading activity and trading range of the Shares, including the fact that the $35.00 per share price to be paid in the Offer and the Merger represents (i) a premium of approximately 45% over the closing price of the Shares on the sixtieth day before the Company's announcement on June 12, 2002 that it would be acquired by Parent, (ii) a premium of approximately 46% over the closing price of the Shares on the thirtieth day before the Company's announcement on June 12, 2002 that it would be acquired by Parent, and (iii) a premium of approximately 58% over the closing price of the Shares on the New York Stock Exchange of $22.20 on the last trading day before the Company's announcement on June 12, 2002 that it would be acquired by Parent.

      (4) The belief held by the Company's Board of Directors that the Merger Agreement is fair to and in the best interests of the stockholders of the Company, that the cash price of $35.00 per Share to be paid in the Merger Agreement is fair to the stockholders of the Company from a financial point of view, and that no higher price could be negotiated with any potential acquirer.

      (5) The conditions to the closing of the Offer, including certain regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), and the likelihood of satisfying the conditions to the Offer.

      (6) The fact that the Company, with the assistance of its financial advisor, UBS Warburg, had undertaken over a period of more than two years an extensive investigation of possible transactions, the number of discussions during that time which the Company and its representatives had with several potential purchasers, and the belief that the sale of the Company for cash to Parent pursuant to the Merger Agreement would be superior from a financial point of view to any proposal the Company might receive in the foreseeable future that had a reasonable likelihood of being consummated.

      (7) The fact that the Offer is not conditioned on Parent or Purchaser obtaining financing, and that Parent and Purchaser represent in the Merger Agreement that sufficient funds to close the transactions will be available at the times required under the Merger Agreement.

      (8) The fact that, while prohibiting the Company from soliciting a Takeover Proposal (as specified in the Merger Agreement) involving the Company or its subsidiaries, the Merger Agreement permits the Company and its representatives, subject to certain limitations, to participate in discussions or negotiations with or furnish information to a third party that has made a bona fide Takeover Proposal if (a) the Company's Board of Directors reasonably determines in good faith (after consultation with its financial advisor) that taking such action would be reasonably likely to lead to the delivery to the Company of a Superior Proposal (as defined in the Merger Agreement) and (b) the Company's Board of Directors determines in good faith (after consultation with outside legal counsel) that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

      (9) The fact that, pursuant to the Merger Agreement, the Company's Board of Directors has the right, prior to acceptance for payment of the Shares by Purchaser pursuant to the Offer, and subject to certain conditions, to terminate the Merger Agreement in order to accept a Superior Proposal if the Company's Board of Directors reasonably determines in good faith (after consultation with outside counsel) that it is necessary to terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's stockholders under applicable law; provided that prior to any such termination the Company pays to Parent a termination fee of $5,400,000.

      (10) The review by the Company's Board of Directors of the current economic climate in Puerto Rico and its impact on the Puerto Rico cement industry.

   The foregoing discussion of the information and the positive and negative factors considered by the Company's Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Company's Board of Directors in connection with its decision to recommend the Merger Agreement. The Company's Board of Directors did not quantify or otherwise attempt to assign relative weights to the factors it considered or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company's Board of Directors assigned different weights to different factors.

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  Intent to Tender.

   The Company has not been advised by any of its directors or executive officers who own Shares that such director or executive officer does not intend to tender his or her Shares pursuant to the Offer. The Company's subsidiaries do not own any Shares, and any Shares that would have been owned by such subsidiaries would be cancelled in the Merger. Pursuant to the Transaction Support Agreements, certain stockholders have agreed, among other things, to tender into the Offer the Shares owned by them and subject to the Transaction Support Agreements. See Item 3 above for a description of the Transaction Support Agreements.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

   Pursuant to an engagement letter agreement dated April 14, 2000 and amended as of June 6, 2002, the Company formally retained UBS Warburg to act as its exclusive financial advisor. UBS Warburg is an internationally recognized investment banking firm. As part of its investment banking business, UBS Warburg is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company's Board of Directors selected UBS Warburg on the basis of the firm's expertise, experience, qualifications and reputation.

   The Company paid UBS Warburg $150,000 upon execution of the engagement letter in 2000. Pursuant to the terms of the amended engagement letter, the Company has agreed to pay UBS Warburg $2.0 million for its financial advisory services, $500,000 of which became payable upon delivery of the fairness opinion; the remainder of such compensation is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse UBS Warburg for all expenses incurred by it in entering into or performing services pursuant to the engagement letter, including the fees, disbursements and other charges of its legal counsel, and to indemnify UBS Warburg and certain related persons against certain liabilities, including liabilities under U.S. federal securities laws, relating to or arising out of its engagement. In the past, UBS Warburg and its predecessors have provided investment banking services to the Company and received compensation for the rendering of such services. In the ordinary course of business, UBS Warburg, its successors and affiliates, have traded or may trade securities of the Company or Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, UBS Warburg may execute derivatives transactions on behalf of Parent and its affiliates.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.  Interest in Securities of the Subject Company.

   Except as set forth below, to the knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

   On May 2, 2002, as part of a common stock repurchase program, the Company purchased 100 Shares on the open market at a purchase price of $23.40 per Share.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities of the Company; (ii) any extraordinary transaction, such as a merger or reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters enumerated in clauses (i) through (iv) above.

Item 8.  Additional Information.

  Information Statement.

   The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors, other than at a meeting of the Company's stockholders, and is incorporated herein by reference.

  Certificate of Incorporation of the Company.

   Article TENTH of the Company's Certificate of Incorporation limits the ability of a the Company to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the Company) unless, among other things, the Company's Board of Directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." On June 11, 2002, the Company's Board of Directors took such action as was necessary to render inapplicable the provisions of Article TENTH of the Company's Certificate of Incorporation to the Offer, the Merger, the Merger Agreement, the Transaction Support Agreements and the transactions contemplated thereby.

  Short-Form Merger.

   Under Section 3053 of the PRGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company's stockholders will be required under the PRGCL to effect the Merger. If all the conditions for the Offer are met, and greater than 80% but less than 90% of the issued and outstanding Shares have been tendered into the Offer, the Merger Agreement provides that Purchaser may extend the Offer in two business day increments for an additional period not to exceed an ten (10) business days for the purpose of trying to obtain 90% of the issued and outstanding Shares in the Offer, provided that Parent or Purchaser may not thereafter assert the failure of any of the conditions provided for in clause (b)(ii) of Annex I to the Merger Agreement or, for purposes of clause
(b)(iii) or (c) of Annex I to the Merger Agreement, assert a Company Material Adverse Effect or a material breach of a representation or warranty, in each such case, by reason of an event other than a knowing, intentional breach of a covenant by the Company occurring after the initial extension of the Offer. In addition, if, at the scheduled or extended expiration date of the Offer, the Minimum Condition has been satisfied but less than 90% of the issued and outstanding Shares have been tendered into the Offer, without the consent of the Company, Purchaser has the right, after it has accepted and paid for all of the Shares tendered in the initial offer period, to provide for a "subsequent offering period" (as contemplated by Rule 14d-11 under the Exchange Act) for up to twenty (20) business days after Purchaser's acceptance for payment of the Shares then tendered and not withdrawn pursuant to the Offer. During any such subsequent offering period, Purchaser must immediately accept for payment and promptly pay for all Shares as they are tendered pursuant to the Offer in accordance with Rule 14d-11 under the Exchange Act.

  Certain Regulatory Approvals.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice ("the Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser according to the Offer is subject to these requirements.

   Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on June 21, 2002. The Company filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on June 25, 2002. Under the provisions of the HSR Act applicable to the purchase of the Shares under the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing of a Notification and Report Form by Purchaser. Purchaser has requested early termination of the waiting period applicable to the Offer, in accordance with the HSR Act. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern time, on July 8, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern time, on the tenth day after substantial compliance by Purchaser with such request, unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of such waiting period under a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement by Purchaser or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. The Company expects the waiting period under the HSR Act to expire at 11:59 p.m., Eastern time, on July 8, 2002, if not earlier terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the transactions contemplated by the Offer and the Merger Agreement, seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company, Parent or Purchaser or any of their respective subsidiaries. State attorneys general may bring such actions under certain circumstances. While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   The Company holds a materials license from the Nuclear Regulatory Commission (the "NRC") under the Atomic Energy Act of 1954, as amended. The consent of the NRC to the indirect transfer of control with respect to such license is a condition to consummation of the Offer. A request by the Company that the NRC consent to such indirect transfer of control currently is pending with the NRC.

  Inquiry from the Office of Monopolistic Affairs

   On June 14, 2002, the Company received an inquiry from the Office of Monopolistic Affairs of the Department of Justice of the Commonwealth of Puerto Rico ("OMA") for information relating to the Offer and the Merger. On June 27, 2002, representatives of the Company met with the OMA to discuss the Offer, the Merger and the Merger Agreement. As discussed above, while the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that the OMA will not challenge the Offer on antitrust grounds, or if such a challenge is made, what the result will be.

  Section 27A of the Securities Act of 1933

   The press releases jointly issued by the Company and Parent, attached as Exhibits 99.1 and 99.2 to the Schedule 14D-9c filed by the Company on June 12, 2002, incorrectly reference the safe-harbor provisions for "forward looking statements" contained in Section 27A of the Securities Act of 1933, as amended, which section does not apply to tender offers.

Item 9.  Exhibits.

Exhibit No. Description
----------- -----------

   (a)(1)   Offer to Purchase, dated July 1, 2002--incorporated herein by reference to Exhibit (a)(1) of
              Schedule TO filed by Purchaser and Parent on July 1, 2002.

   (a)(2)   Letter of Transmittal, dated July 1, 2002--incorporated herein by reference to Exhibit (a)(2) of
              Schedule TO filed by Purchaser and Parent on July 1, 2002.

   (a)(3)   Summary Advertisement as published in The Wall Street Journal and The New York Times on
              July 1, 2002--incorporated herein by reference to Exhibit (a)(11) of Schedule TO filed by
              Purchaser and Parent on July 1, 2002.

  *(a)(4)   Letter to the Company's stockholders dated July 1, 2002.

   (a)(5)   Joint Press Release (English version) issued by Parent and the Company on June 12, 2002--
              incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by the Company on June 12,
              2002.

   (a)(6)   Joint Press Release (Spanish version) issued by Parent and the Company on June 12, 2002--
              incorporated herein by reference to Exhibit 99.2 to Form 8-K filed by the Company on June 12,
              2002.

  *(a)(7)   Opinion of UBS Warburg LLC, dated June 12, 2002--included as Annex II to this Schedule.

   (e)(1)   Agreement and Plan of Merger, by and among Puerto Rican Cement Company, Inc.,
              CEMEX, S.A. de C.V., and Tricem Acquisition, Corp., dated June 11, 2002--incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by the Company on June 12, 2002.

   (e)(2)   Transaction Support Agreement, dated as of June 11, 2002, by and among CEMEX, S.A. de C.V.,
              Tricem Acquisition, Corp. and El Dia, Inc.--incorporated herein by reference to Exhibit (d)(2)
              of Schedule TO filed by Purchaser and Parent on July 1, 2002.

   (e)(3)   Transaction Support Agreement, dated as of June 11, 2002, by and among CEMEX, S.A. de C.V.,
              Tricem Acquisition, Corp. and Alfra Investment Corporation--incorporated herein by reference to Exhibit (d)(5) of Schedule TO filed by Purchaser and Parent on July 1, 2002.

   (e)(4)   Transaction Support Agreement, dated as of June 11, 2002, by and among CEMEX, S.A. de C.V.,
              Tricem Acquisition, Corp. and Ferre Investment Fund, Inc.--incorporated herein by reference to Exhibit (d)(3) of Schedule TO filed by Purchaser and Parent on July 1, 2002.

   (e)(5)   Transaction Support Agreement, dated as of June 11, 2002, by and among CEMEX, S.A. de C.V.,
              Tricem Acquisition, Corp. and South Management Corporation, Inc.--incorporated herein by reference to Exhibit (d)(4) of Schedule TO filed by Purchaser and Parent on July 1, 2002.

  *(e)(6)   Information Statement of the Company, dated July 1, 2002--included as Annex I to this Schedule.

  *(e)(7)   Confidentiality Agreement, dated May 24, 2002, between CEMEX, Inc. and the Company.

  *(e)(8)   Form of Amended and Restated Severance Compensation Agreement executed by the Company on May 3, 2000 with three of the Company's key executives.

  *(e)(9)   Form of Severance Compensation Agreement executed by the Company in July of 2000 with
              Eufemio Toucet.

--------
*  Filed herewith

                                                                        ANNEX I

                             INFORMATION STATEMENT

                       Puerto Rican Cement Company, Inc.
                                P.O. Box 364487
                       San Juan, Puerto Rico 00936-4487

              INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about July 1, 2002, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), to the holders of record of shares of common stock, par value $1.00 per share (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by CEMEX, S.A. de C.V., a Mexico corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Company's Board of Directors"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in such Schedule 14D-9 (together with the Exhibits and Annexes thereto, the "Schedule 14D-9"), which is incorporated herein by reference.

   On June 11, 2002, the Company, Parent and Tricem Acquisition, Corp., a Puerto Rico corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding Shares, at a price per share of $35.00, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated July 1, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on July 1, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Puerto Rico General Corporation Law (the "PRGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Parent. In the Merger, each Share (other than Shares that are owned by the Company, any subsidiary of the Company, Parent or any subsidiary of Parent, which are to be cancelled in accordance with Section 4.1(b) of the Merger Agreement and any Shares that are held by stockholders exercising appraisal rights pursuant to Section 3062 of the PRGCL), issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive, without interest, an amount in cash equal to $35.00 per Share, or such higher price per Share as may be paid in the Offer.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on July 1, 2002. The Offer is currently scheduled to expire at 12:00 midnight, Eastern time, on Monday, July 29, unless extended in accordance with the Merger Agreement.

   The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex I, which was filed by the Company with the Commission on July 1, 2002 and which is being mailed to stockholders along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this

                                  Annex I - 1

Information Statement, including the information incorporated herein, carefully. You are not, however, required to take any action in connection with the matters set forth herein.

General

   The common stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of June 27, 2002, the Company had 5,148,074 shares of common stock, par value $1.00 per share, outstanding. Holders of the outstanding Shares are entitled to one vote per Share (non-cumulative).

   The Company's Certificate of Incorporation and Bylaws provide that the exact number of directors will be fixed from time to time by action of the Company's Board of Directors, but not to exceed eighteen directors. The Company's Board of Directors is divided into three classes, and the number of directors currently is fifteen. The Class I directors' terms expire at the 2003 annual meeting of the stockholders. The Class II directors' terms expire at the 2004 annual meeting of the stockholders. The Class III directors' terms expire at the 2005 annual meeting of the stockholders. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Company's Board of Directors increases the number of directors, the Company's Board of Directors may fill the vacancy until the next annual meeting of stockholders.

Right To Designate Directors; Information Concerning Parent's Designees

   Pursuant to the terms of the Merger Agreement, the Offer is conditioned on the tender of at least a majority of the Shares on a fully diluted basis. The Merger Agreement provides that, promptly upon consummation of the Offer, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors such number of directors, rounded up to the next whole number, such that the percentage of its designees on the board shall equal the percentage of the outstanding Shares owned of record by Parent and its direct or indirect subsidiaries (the "Parent Designees").

   In connection with the foregoing, the Company has agreed to take all action reasonably necessary to permit the Parent Designees to (i) be elected to the Company's Board of Directors promptly following consummation of the Offer, including without limitation, increasing the size of the Company's Board of Directors and obtaining the resignation of such number of its current directors as is necessary to give effect to the foregoing provision and (ii) constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (A) each committee of the Company's Board of Directors, (B) each board of directors (or similar body) of each Subsidiary of the Company and (C) each committee (or similar body) of each such board. Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Company's Board of Directors shall have at least three directors who were directors of the Company on the date of the Merger Agreement and who were not officers of the Company or any of its subsidiaries (the "Independent Directors"); provided, however, that (x) notwithstanding the foregoing, in no event shall the requirement to have at least three Independent Directors result in Parent's designees constituting less than a majority of the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of persons to constitute at least a majority and (y) if the number of Independent Directors shall be reduced below three for any reasons whatsoever (or if immediately following consummation of the Offer there are not at least three then-existing directors of the Company who (1) are Qualified Persons (as defined below) and (2) are willing to serve as Independent Directors), then the number of Independent Directors required hereunder shall be reduced to equal the number of then-serving Independent Directors, unless the remaining Independent Director or Independent Directors are able to identify a person or persons, as the case may be, who are not officers or Affiliates of the Company, Parent or any of their respective Subsidiaries (any such person being referred to herein as a "Qualified Person") willing to serve as an Independent Director, in which case such remaining Independent Director or Independent Directors shall be entitled (but not required) to designate any such Qualified Person or Persons to fill such vacancies, and such designated Qualified Person shall be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the

                                  Annex I - 2
other Directors shall be entitled (but not required) to designate three Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

   It is expected that the Parent Designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than the expiration date of the Offer, as it may be extended in accordance with the Merger Agreement, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Company's Board of Directors.

   Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers of Purchaser and directors and executive officers of Parent listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company. The information provided by Parent and Purchaser with respect to such individuals in Schedule I is hereby incorporated by reference. Parent has informed the Company that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

   Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Parent and Purchaser, none of the executive officers and directors of Purchaser and none of the executive officers and directors of Parent (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, except for Shares which may be deemed to be beneficially owned by Parent or Purchaser by virtue of the Transaction Support Agreements among Parent, Purchaser and certain stockholders of the Company, none of Purchaser's directors or executive officers or Parent's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

   Parent has informed the Company that, to the best of its knowledge, none of the executive officers and directors of Purchaser or executive officers and directors of Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be earlier than Monday, July 29, 2002, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Company's Board of Directors. As of the date of this Information Statement, no determination has been made as to which of the individuals described in
Schedule I of the Offer to Purchase will be designated to the Company's Board of Directors, if any. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

                                  Annex I - 3

Information About Current Directors

   The following tables set forth certain information concerning the current directors of the Company.

                               Class I Directors

                                 Served As
                                 Director  Position With The Company, Present Principal Occupation And
Name                         Age   Since              The Past Five-Year Employment History
----                         --- --------- -----------------------------------------------------------
Waldemar del Valle Armstrong 49    1997      Attorney at law; Partner of Parra, del Valle & Limeres
                                             (law firm) since 1982; Director of Hospital Damas
                                             (non-profit hospital) since 1996; Director of Damas
                                             Foundations, Inc. (non-profit institution) since 1999;
                                             Secretary of the Board of Directors of El Dia, Inc.
                                             (newspaper publishing group) since 1998.
Oscar A. Blasini............ 65    1975      President of G.B. Investments, Inc. (real estate
                                             development and investment company) since 1981.
Miguel A. Nazario........... 54    1994      Chairman of the Board of Directors and Chief Executive
                                             Officer of the Company since May 2001; President and
                                             Chief Executive Officer of the Company from January
                                             1995 through April 2001 and Vice President from
                                             August 1994 through December 1994; President of the
                                             Puerto Rico Manufacturer's Association from
                                             November 1998 to September 2000.
Hector del Valle............ 64    1987      Vice Chairman of the Board of the Company since
                                             January 1, 1995; President of the Company from 1988
                                             to December 1994.
Luis Alberto Ferre Rangel... 35    1996      Director of El Nuevo Dia newspaper since 1999, Co-
                                             Director from 1996 to 1999, Business Editor from 1995
                                             to 1996, Assistant News Editor from 1994 to 1995 and
                                             Reporter from February 1990 to July 1994; Member of
                                             the Board of Directors of El Dia, Inc. (newspaper
                                             publishing group); (adult son of Antonio Luis Ferre,
                                             nephew of Rosario J. Ferre and brother of Antonio L.
                                             Ferre Rangel and Maria Lorenza Ferre Rangel).

                              Class II Directors

                        Served As
                        Director  Position With The Company, Present Principal Occupation And
Name                Age   Since              The Past Five-Year Employment History
----                --- --------- -----------------------------------------------------------
Rosario J. Ferre... 63    1992    Writer and Journalist; Second Vice President since 1983
                                  and Director since 1960 of Luis A. Ferre Foundation,
                                  Inc. and Ponce Museum of Art (non-profit foundations);
                                  (adult daughter of Luis A. Ferre, sister of Antonio Luis
                                  Ferre and aunt of Luis A. Ferre Rangel, Antonio Luis
                                  Ferre and Maria Lorenza Ferre Rangel).
Federico F. Sanchez 60    1982    President of Federico F. Sanchez and Company, Inc.
                                  (real estate consulting company) since 1977; President
                                  of Interlink Group, Inc. (real estate consultants, brokers and developers) since 1986.
Jorge L. Fuentes... 53    1984    Chairman of the Board and Chief Executive Officer of
                                  Gabriel Fuentes, Jr. Construction Company, Inc.
                                  (general contractors) since 1986; Chairman of the
                                  Board, Chief Executive Officer and Director of Fuentes
                                  Concrete Pile, Inc. (manufacturers of concrete pile
                                  foundations) since 1986; Director of The Bank and
                                  Trust of Puerto Rico (commercial bank and trust) since
                                  1988; Director of V. Suarez Investment (investment
                                  company) since 1998.

                                  Annex I - 4

                    Served As
                    Director  Position With The Company, Present Principal Occupation And
Name            Age   Since              The Past Five-Year Employment History
----            --- --------- -----------------------------------------------------------
Juan A. Albors. 65    1986    Chairman and President of Albors Development Corp.
                              and affiliates (real estate developers and investors) since
                              1977; Director of Banco Popular de Puerto Rico
                              (commercial bank) since 1991; Director of Banco de
                              Ponce (commercial bank) from 1984 to 1990; President
                              and CEO of Government Development Bank for Puerto
                              Rico from 1973 to 1975.
Angel O. Torres 47    1999    President and Director of Bacardi Corp. (beverage and
                              liquor producer & distributor) since 1997; Senior Vice-
                              President and General Manager of Bacardi--Martini
                              Caribbean Corp. from January 1995 to December 1996;
                              Director of Ponce Museum of Art since 2001 (non-
                              profit institution).

                              Class III Directors

                               Served As
                               Director  Position With The Company, Present Principal Occupation And
Name                       Age   Since              The Past Five-Year Employment History
----                       --- --------- -----------------------------------------------------------
Emilio Venegas Vilaro..... 47    2000     President of Venegas Construction Corporation
                                          (construction company) since 1990; Secretary of Sanson
                                          Corporation (aggregates supplier) since 1983; Director
                                          of Damas Foundation (non-profit institution) since
                                          1999.
Jose J. Suarez............ 66    1989     Consultant to the Company since January 1996;
                                          Executive Vice President in Charge of Operations of the
                                          Company from 1988 to 1995 and Senior Vice
                                          President--Operations of the Company from 1983 to
                                          1987; Director of Scotiabank de Puerto Rico
                                          (commercial bank) from February 1992 to January
                                          1997.
Antonio Luis Ferre Rangel. 35    1993     President and Chief Operations Officer since May 2001
                                          and Senior Corporate Vice President of the Company
                                          from February 1999 to April 2001; Executive Vice
                                          President of the Company from February 1998 to
                                          January 1999; Vice President--Operations and Strategic
                                          Planning of the Company from January 1996 to January
                                          1998; Vice President--Strategic Planning of the
                                          Company from 1994 to 1995; Assistant Plant Manager
                                          of the Company from 1992 to 1994; Director of Centros
                                          Sor Isolina Ferre (charitable institution) and El Nuevo
                                          Dia newspaper since November 1992; (adult son of
                                          Antonio Luis Ferre, nephew of Rosario J. Ferre and
                                          brother of Luis A. Ferre Rangel and Maria Lorenza
                                          Ferre Rangel).
Maria Lorenza Ferre Rangel 32    2001     Corporate Sale and Marketing Director of Grupo Ferre
                                          Rangel (holding company) since February 2001;
                                          Assistant General Manager from July 1999 to February
                                          2001 and Marketing Manager from 1997 to July 1999 of
                                          Primera Hora newspaper; Chairman of the Advisory
                                          Council for the Conservation Trust of Puerto Rico (non-
                                          profit trust); Director of the Center for the New
                                          Economy and the San Jorge Children Hospital Research
                                          Foundation (non-profit institution); Director of El
                                          Nuevo Dia newspaper; (adult daughter of Antonio Luis
                                          Ferre, niece of Rosario J. Ferre, sister of Luis A. Ferre
                                          Rangel and Antonio Luis Ferre Rangel).

                                  Annex I - 5

              INFORMATION ABOUT EXECUTIVE OFFICERS OF THE COMPANY

   Except as otherwise provided in this information statement, the information required by Item 401 of Regulation S-K with respect to executive officers of the Company is contained in the Company's Form 10-K for the fiscal year ended December 31, 2001. Such information is contained in Part 1 of the Company's Form 10-K in the section entitled "Executive Officers of the Company," and is incorporated herein by reference.

                                  Annex I - 6

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following persons or institutions beneficially own 5% or more of the outstanding shares of the Company's Common Stock.

                                                    Number of
    Name                                             Shares     Percentage
    ----                                           ---------    ----------
    Antonio Luis Ferre............................ 1,079,924(1)   20.98%(1)
       P.O. Box 9066590
       San Juan, Puerto Rico 00936-6590
    Luis A. Ferre.................................   753,834(2)   14.64%(2)
       P.O. Box 6108
       San Juan, Puerto Rico 00936
    Herman Ferre Roig.............................   564,540(3)   10.97%(3)
       Hato Rey Tower
       Floor 18, Suite 1804
       Ave. Munoz Rivera 268
       Hato Rey, Puerto Rico 00919
    Charles M. Royce..............................   542,900(4)   10.54%(4)
       Royce & Associates, Inc.
       Royce Management Company
       1414 Avenue of the Americas
       New York, New York 10019
    Private Capital Management, Inc...............   470,232(5)    9.13%(5)
       8889 Pelican Bay Blvd., Suite 500
       Naples, Florida 34108
    T. Rowe Price Associates, Inc.................   436,800(6)    8.48%(6)
       T. Rowe Price Small Cap Value Fund, Inc.
       100 East Pratt Street
       Baltimore, Maryland 21202

--------
(1) Includes 286,654 shares (5.57%) of the Company's outstanding Common Stock held by Ferre Investment Fund, Inc., a Puerto Rico corporation wholly owned by Antonio Luis Ferre, his spouse and five adult children. Of this amount, Antonio Luis Ferre Rangel, Luis Alberto Ferre Rangel and Maria Lorenza
    Ferre Rangel, adult children of Antonio Luis Ferre and also directors of the Company, each claim economic beneficial ownership of 28,092 shares (0.55%). Antonio Luis Ferre has voting and dispositive power with respect to all of the shares owned by Ferre Investment Fund, Inc. and claims economic beneficial ownership of 146,194 shares (2.84%). Antonio Luis Ferre's total also includes 658,976 shares (12.80%) of the Company's outstanding Common Stock held by El Dia, Inc., a Puerto Rico corporation. Ferre Investment fund, Inc. owns 90.17% of the shares of El Dia, Inc. Of the shares owned by El Dia, Inc., Antonio Luis Ferre Rangel, Luis Alberto Ferre Rangel and Maria Lorenza Ferre Rangel each claim beneficial ownership of 58,232 shares (1.13%). Antonio Luis Ferre has voting and dispositive power with respect to the total number of shares owned by El Dia, Inc. and claims economic beneficial ownership of 303,043 shares (5.89%). In addition, Antonio Luis Ferre has voting and investment power through his 25% ownership interest in South Management Corporation, by which he owns and controls 134,294 shares. Luis A. Ferre and Rosario J. Ferre have 50% and 25% ownership interests, respectively, in South Management Corporation, which owns a total of 537,174 shares (10.43%) of the Company's Common Stock.
(2) As of March 14, 2002, Luis A. Ferre (father of Antonio Luis Ferre and Rosario J. Ferre), while not directly owning of record any shares of the Company's outstanding Common Stock, had indirect sole voting and dispositive power with respect to 485,247 shares (9.43%) of the Company's common Stock through The Luis A. Ferre Foundation, Inc. (the "Foundation"), a charitable institution. Mr. Ferre, as President of the Foundation, votes the Common Stock owned by the Foundation. In addition, Luis A. Ferre has voting and

                                  Annex I - 7
   investment power with respect to 268,587 shares (5.22%) through his 50% ownership interest in South Management Corporation. Antonio Luis Ferre and Rosario J. Ferre each have a 25% ownership interest in South Management Corporation, which owns a total of 537,174 shares (10.43%) of the Company's Common Stock.
(3) As of March 14, 2002, Herman Ferre Roig (a first cousin of Antonio Luis Ferre and Rosario J. Ferre) owned directly 94,866 shares (1.84%) of the outstanding Common Stock of the Company. In addition, Herman Ferre Roig and his wife and children have an economic interest in 469,674 shares (9.12%) of the Company's Common Stock held of record by Brim Incorporado, a Puerto Rico corporation, as a result of their 100% ownership interest in Brim Incorporado. Mr. Ferre Roig has sole voting and dispositive power with respect to the shares held by Brim Incorporado.
(4) As of February 7, 2002, Charles M. Royce, a U.S. citizen, and Royce & Associates, Inc. ("Royce"), an investment adviser and a New York corporation, respectively, as a group were the beneficial owners of 542,900 shares (10.54%) of the Company's Common Stock. Charles M. Royce is deemed to be a controlling person of Royce, which has sole dispositive and voting power regarding these shares. Mr. Royce disclaims beneficial ownership of the shares held by Royce.
(5) As of February 15, 2002, Private Capital Management, Inc. ("PCM"), an investment adviser and a Florida corporation, was the beneficial owner of 470,232 shares (9.13%) of the Company's outstanding Common Stock. Mr. Bruce
    S. Sherman is CEO and Gregg J. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and voting power with respect to shares held by PCM's clients and managed by PCM. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.
(6) As of February 14, 2002, T. Rowe Price Associate, Inc. ("Price Associates") was the beneficial owner of 436,800 shares (8.48%) of the Company's Common Stock. These securities are owned by various individual and institutional investors including T. Rowe Price Small-Cap Value Fund, Inc., a Maryland corporation, which owns 425,500 shares representing 8.26% of the outstanding shares of the Company's Common Stock. Price Associates serves as investment adviser with power to direct investments and/or sole power to vote these securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, Price Associates is deemed to be the beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

                                  Annex I - 8

                       SECURITY OWNERSHIP OF MANAGEMENT

   The following table sets forth certain information as of March 14, 2002 as to the number of shares and the percentage of outstanding shares of Common Stock held on that date beneficially owned by (i) directors and nominees for director, (ii) the executive officers of the Company named in the Summary Compensation Table and (iii) all directors and executive officers as a group.

                                                                                    Number of
Name                                                                Status           Shares    Percentage
----                                                                ------          ---------- ----------
Waldemar del Valle Armstrong.............................. Director (Class I)         800(1)
Oscar A. Blasini.......................................... Director (Class I)         300(1)
Miguel A. Nazario......................................... Director (Class I) and    3,060(1)
                                                           Executive Officer
Hector del Valle.......................................... Director (Class I)          none
Luis Alberto Ferre Rangel................................. Director (Class I)       86,324(2)     1.68%(2)
Rosario J. Ferre.......................................... Director (Class II)      134,294(3)    2.61%(3)
Federico F. Sanchez....................................... Director (Class II)        366(1)
Jorge L. Fuentes.......................................... Director (Class II)       1,000(1)
Juan A. Albors............................................ Director (Class II)       2,100(1)
Angel O. Torres........................................... Director (Class II)         none
Alberto M. Paracchini..................................... Director (Class III)      1,000(1)
Emilio Venegas Vilaro..................................... Director (Class III)     50,000(4)     0.97%(4)
Jose J. Suarez............................................ Director (Class III)      2,000(1)
Antonio Luis Ferre Rangel................................. Director (Class III) and 86,324(2)     1.68%(2)
                                                           Executive Officer
Maria Lorenza Ferre Rangel................................ Director (Class III) and 86,324(2)     1.68%(2)
                                                           Executive Officer
Jose O. Torres............................................ Executive Officer           none
Eufemio Toucet............................................ Executive Officer           none
All Directors, Nominees and Executive Officers as a Group,
  persons in total including those listed above........... Executive Officer        453,892(5)    8.82%(5)

--------
(1) Number of shares set forth represents in each case less than 0.10% of the outstanding shares of Common Stock.
(2) Ferre Investment Fund, Inc., ("FIF") a Puerto Rico corporation wholly owned by Antonio Luis Ferre, his spouse and five adult children owns a total of 286,654 shares (5.57%) of the Company's outstanding Common Stock. Of this amount, Antonio Luis Ferre Rangel, Luis Alberto Ferre Rangel and Maria Lorenza Ferre Rangel, adult children of Antonio Luis Ferre and also directors of the Company, each claim economic beneficial ownership of 28,092 shares (0.55%). Antonio Luis Ferre has voting and dispositive power with respect to all of the shares owned by FIF and claims economic beneficial ownership of 146,194 shares (2.84%). FIF also owns 90.17% of the shares of El Dia, Inc., a Puerto Rico corporation. Of the shares owned by El Dia, Inc., Antonio Luis Ferre Rangel, Luis Alberto Ferre Rangel and Maria Lorenza Ferre Rangel each claim beneficial ownership of 58,232 shares (1.13%). Antonio Luis Ferre has voting and dispositive power with respect to the total number of shares owned by El Dia, Inc. and claims economic beneficial ownership of 303,043 shares (5.89%).
(3) Rosario J. Ferre holds 134,294 shares (2.61%) of the Company's Common Stock through her 25% ownership interest in South Management Corporation. Luis A. Ferre and Antonio Luis Ferre have 50% and 25% ownership interests, respectively, in South Management Corporation, which owns a total of 537,174 shares (10.43%) of the Company's Common Stock.
(4) Includes 20,000 shares of the Company's Common Stock owned by Venegas Construction Corp., which is 100% owned by Mr. Venegas Vilaro. Also includes 30,000 shares of the Company's Common Stock owned by Sanson Corp., in which Mr. Venegas has a 20% ownership.
(5) All of the directors and executive officers of the Company as a group, own 453,892 shares (8.82%) of the Company's Common Stock.

                                  Annex I - 9

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The following briefly summarizes certain transactions with the Company and certain transactions relating to the officers, directors, or 5% beneficial owners of the Company. Please see also "Compensation Committee Interlocks and Insider Participation" on page 17 of this Information Statement.

   Jose J. Suarez, a Director of the Company on December 31, 2001, received the aggregate amount of $129,861 in consulting fees, including automobile expenses, for work performed for the company during 2001 under a consulting contract. Mr. Suarez performed as a consultant in the management of the daily operations of the Company and the amounts paid were in addition to directors' fees received as a retainer and for his attendance at meetings of the Company's Board of Directors. The terms of such contract and consulting fees paid pursuant thereto are comparable to the terms of and fees paid pursuant to contracts for similar services entered into by the Company with outside parties. Mr. Suarez occupied the position of Executive Vice President in Charge of Operations of the Company until December 1995.

   Antonio Luis Ferre, Director and Chairman of the Company's Board of
Directors until May 2001, received the aggregate amount of $216,725 in consulting fees, including automobile expenses, for work performed for the company during 2001 under a consulting contract. Mr. Ferre performed as a consultant in the management of the daily operations of the Company and the amounts paid were in addition to directors' fees received as a retainer and for his attendance at meetings of the Company's Board of Directors up to May 2001. The terms of such contract and consulting fees paid pursuant thereto are comparable to the terms of and fees paid pursuant to contracts for similar services entered into by the Company with outside parties. Mr. Ferre was the Chairman of the Company's Board of Directors from January 1995 through May 2001.

   During 2001, the Company and its subsidiaries sold cement and ready mix concrete in the aggregate of $486,943 to Venegas construction Corporation in the ordinary course of business, of which director Emilio Venegas Vilaro is the President. The Company and its subsidiaries also paid an aggregate of $488,780 during 2001 to Venegas Construction Corporation for engineering and construction services performed primarily at the company's aggregate plant in Carolina, Puerto Rico. The contract for the engineering and construction work was awarded based on competitive bids and amounts charged are competitive with amounts that would have been charged for similar work by third parties.

   The law firm Parra, del Valle & Limeres, in which director Waldemar del Valle Armstrong is a partner, received the aggregate amount of $69,295 for legal services and $3,949 for expenses incurred on behalf of the Company during 2001. Mr. del Valle Armstrong has been a director of the Company since 1997.

   The law firm Totti & Rodriguez Diaz, legal counsel to the Company and in which the Secretary of the Company's Board of Directors, Etienne Totti del
Valle is a partner, received the aggregate amount of $350,181 in fees for legal services rendered during 2001 to the Company and its subsidiaries. The Company also paid $12,000 in 2001 to Mr. del Valle for his attendance at board meetings.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a)of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten-percent beneficial owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

   To the best of the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Section 16(a) forms were required for those persons, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with during the fiscal year ended December 31, 2001.

                                 Annex I - 10

                         BOARD OF DIRECTORS COMMITTEES

   The Company's Board of Directors has, among others, the following committees, which consisted of the following members during 2001: an Audit Committee consisting of outside directors Messrs. Waldemar del Valle Armstrong, Angel O. Torres and Juan A. Albors; a Compensation Committee consisting of outside directors Alberto M. Paracchini, Federico F. Sanchez and Jorge L. Fuentes; and a Nominating Committee consisting of directors Jorge L. Fuentes, Luis Alberto Ferre Rangel and Alberto M. Paracchini.

   The functions of the Audit Committee and its activities during 2001 are described below under the heading Report of the Audit Committee. During the year, the Company's Board of Directors examined the composition of the Audit Committee in light of the adoption by the New York Stock Exchange (the "Exchange") of new rules governing audit committees. Based upon this examination, the Company's Board of Directors confirmed that all members of the Audit Committee are "independent" within the meaning of the Exchange's new rules and within the meaning of the Company's Audit Committee Charter, which was incorporated as Appendix A to last year's proxy statement.

   The Compensation Committee evaluates and makes recommendations to the Company's Board of Directors regarding the remuneration of directors, officers and salaried employees. The policies and mission of the Compensation Committee are set forth in the "Compensation Committee Report," which can be found beginning on page 18 of this Information Statement.

   The Nominating Committee evaluates and makes recommendation to the Company's Board of Directors regarding nominees for directors. These nominations are submitted to the Company's Board of Directors, which votes on the candidates for acceptance as nominees.

   The Company's Board of Directors met 12 times, the Nominating Committee did not meet, the Audit Committee met 5 times and the Compensation Committee met 3 times during 2001. All directors attended at least 75% of the meetings of the Company's Board of Directors and each committee thereof of which he/she was a member during this year.

                         REPORT OF THE AUDIT COMMITTEE

   The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates the report by reference therein.

   The Audit Committee is charged with monitoring the preparation of quarterly and annual financial reports by the Company's management, including discussions with management and the Company's outside directors. The committee also is responsible for matters concerning the relationship between the Company and its outside auditors. The committee has the ultimate authority to select, oversee, evaluate and, where appropriate, to replace the outside auditor. The committee also evaluates the Company's internal accounting controls and operating procedures, including the review and approval of internal audit programs.

   The Audit Committee has reviewed and discussed the audited financial statements of the Company with management and has discussed with PricewaterhouseCoopers LLP, the Company's independent auditors, the matters required to be discussed under statements on Auditing Standards No. 61 ("SAS 61"). In addition, the Audit Committee has received from PricewaterhouseCoopers LLP the written disclosures and the letter required to be delivered by PricewaterhouseCoopers LLP under Independent Standards Board Standard No. 1 ("ISB Standard No. 1") addressing all relationships between the auditors and the Company that might bear on the auditors independence. The Audit Committee has considered whether the provision of the services discussed under "Audit Fees," "Financial Information Systems Design and Implementation Fees" and "All Other Fees"

                                 Annex I - 11
below are compatible with maintaining PricewaterhouseCoopers LLP independence and has satisfied itself that the provision of these services is so compatible. The Audit Committee has reviewed the materials received from PricewaterhouseCoopers LLP, has met with representatives from PricewaterhouseCoopers LLP to discuss the independence of the auditing firm and has satisfied itself as to the auditor's independence.

   Based on the Audit Committee's review of the financial statements, its discussion with PricewaterhouseCoopers LLP regarding SAS 61 and the written materials provided by PricewaterhouseCoopers LLP under ISB Standard No. 1 and the related discussion with PricewaterhouseCoopers LLP of their independence, the Audit Committee has recommended to the Company's Board of Directors that the audited financial statements of the Company be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission.

   On June 28, 2000 the Company's Board of Directors adopted a written charter for the Audit Committee. A copy of the Company's Audit Committee Charter is attached as Appendix A to the Company's proxy statement filed on April 20, 2001.

   The Audit Committee consists of: Juan A. Albors, President; Waldemar del Valle Armstrong; and Angel O. Torres.

                                 Annex I - 12

                            EXECUTIVE COMPENSATION

   Set forth below is the compensation paid by the Company during each of the last three fiscal years ended December 31, 2001 to its President of the Board of Directors and Chief Executive Officer, and to the Company's four other most highly paid executive officers whose aggregate compensation exceeded $100,000.

Summary Compensation Table

                                                         Annual Compensation
                                                  ------------------------------
                                                                      Other Annual
Name And Position                            Year   Salary     Bonus  Compensation
-----------------                            ---- --------    ------- ------------
Miguel A. Nazario........................... 2001 $366,072    $45,759   $ 14,911
   Chairman of the Board of Directors and    2000 $401,995(2) $91,518   $ 11,440
   Chief Executive Officer                   1999 $346,660    $90,199   $  7,313
Hector del Valle............................ 2001 $ 71,760    $ 8,970   $450,848(3)
   Vice Chairman of the Board                2000 $284,040    $71,760   $  7,323
                                             1999 $274,480    $71,248   $  5,190
Antonio L. Ferre Rangel..................... 2001 $187,674    $25,000   $ 14,851
   President and Chief Operations            2000 $160,680    $40,756   $ 12,974
   Officer and Director                      1999 $153,385    $39,975   $ 12,067
Jose O. Torres.............................. 2001 $172,823    $20,648   $  9,312
   Chief Financial Officer and               2000 $167,868    $40,089   $  5,658
   Vice President Finance                    1999 $161,414    $39,323   $  7,209
Eufemio Toucet..............................
   Executive Vice President                  2001 $152,104    $ 9,081   $  8,158
   Ready Mix Concrete, Inc. (wholly          2000 $146,309    $40,000   $  8,778
   owned subsidiary)                         1999 $121,301    $31,711   $  6,423

--------
(1) The Company furnished automobiles to its executive officers, including the five individuals named above. Other Annual Compensation reflects the cost to the Company of furnishing such automobiles to the listed officers and paying related expenses.
(2) Salary figures for Mr. Nazario in 2000 include compensation in lieu of forgone vacation time in the amount of $40,615.
(3) Mr. del Valle retired from the Company on March 31, 2001. This figure represents amounts paid to Mr. del Valle in connection with his retirement as a salaried employee of the Company. It includes compensation in lieu of foregone vacation time, personal days, sick leave and a special retirement incentive given by the Company, in connection with the Early Retirement Incentive Program explained hereunder.

   Named officers received no compensation other than that presented in the Summary Compensation Table included herein.

                                 Annex I - 13

Pension Plan Table

   The following table illustrates estimated annual benefits payable under the Company's pension plan upon normal retirement to persons with the specified combination of remuneration (base salary) and years of credited service. Amounts are based on straight life annuities and the benefits listed are not subject to any deduction for Social Security or other offset amounts.

Highest Five Year
Average Compensation(2)                 Years Of Credited Service(1)
----------------------- ------------------------------------------------------------
                          10      15       20       25       30       35       40
                        ------- ------- -------- -------- -------- -------- --------
       $65,000......... $ 8,172 $12,258 $ 16,344 $ 20,756 $ 25,167 $ 29,578 $ 33,989
       $90,000......... $11,922 $17,883 $ 23,844 $ 30,256 $ 36,667 $ 43,078 $ 49,489
       $115,000........ $15,672 $23,508 $ 31,344 $ 39,756 $ 48,167 $ 56,578 $ 64,989
       $140,000........ $19,422 $29,133 $ 38,844 $ 49,256 $ 59,667 $ 70,078 $ 80,489
       $65,000......... $23,172 $34,758 $ 46,344 $ 58,756 $ 71,167 $ 83,578 $ 95,989
       $190,000........ $26,922 $40,383 $ 53,844 $ 68,256 $ 82,667 $ 97,078 $111,489
       $215,000........ $30,672 $46,008 $ 61,344 $ 77,756 $ 94,167 $110,578 $126,989
       $240,000........ $34,422 $51,633 $ 68,844 $ 87,256 $105,667 $124,078 $142,489
       $265,000........ $38,172 $57,258 $ 76,344 $ 96,756 $117,167 $137,578 $157,989
       $290,000........ $41,922 $62,883 $ 83,844 $106,256 $128,667 $151,078 $173,489
       $315,000........ $45,672 $68,508 $ 91,344 $115,756 $140,167 $164,578 $188,989
       $340,000........ $49,422 $74,133 $ 98,844 $125,256 $151,667 $178,078 $204,489
       $365,000........ $53,172 $79,758 $106,344 $134,756 $163,167 $191,578 $219,989
       $390,000........ $56,922 $85,383 $113,844 $144,256 $174,667 $205,078 $235,489

--------
(1) As of December 31, 2001, Miguel A. Nazario had 7 years of credited service, would have $466,000 average final remuneration covered by the Company's pension plan and would be entitled to a yearly pension benefit of $118,000 at normal retirement age. Jose O. Torres had 24 years of credited service, would have $214,000 average final remuneration and would be entitled to a yearly pension benefit of $103,000 at normal retirement age. Antonio Luis Ferre Rangel had 9 years of credited service, would have $421,000 average final remuneration and would be entitled to a yearly pension benefit of $231,000 at normal retirement age. Eufemio Toucet had 5 years of credited service, would have $169,000 average final remuneration and would be entitled to a yearly pension benefit of $27,000 at normal retirement date. All estimated pension benefit information assumes average annual salary increases of 3.0% until normal retirement at age 65.

(2) A participant's pension benefit under the Company's pension plan is based upon such participant's "pensionable earnings." Pensionable earnings are computed by annualizing the average monthly eligible compensation received by the participant from the Company during the 60-month consecutive period in which the participant received his or her highest eligible compensation. Eligible compensation is equal to "Salary" as reported in the "Summary Compensation Table" not including bonuses (reported separately in such table as "Bonus") or overtime payments, if any.

   The Company's pension plan covers all salaried employees of the Company who are not subject to the terms of a union contract and who complete at least 1,000 hours of service with the Company during the 12-month period beginning with the date of employment or during any subsequent calendar year.

   Effective January 1, 1994, the Company amended its pension plan to modify the benefit formula for determining an active participant's basic benefit. The formula produces a benefit at normal retirement age equal to 1.1% of the participant's average monthly compensation up to "Covered Compensation" and 1.5% of average monthly earnings in excess of "Covered Compensation" multiplied by the first 20 years of "Credited Service," plus 1.2% of average monthly compensation up to "Covered Compensation" and 1.6% of average monthly

                                 Annex I - 14
earnings in excess of "Covered Compensation" is defined in Section 401(1)(5)(E) of the United States Internal Revenue Code of 1986, as amended.

   For unmarried retired participants, the normal retirement benefit is paid in the form of a monthly straight life annuity commencing at retirement. For married retired participants, the normal retirement benefit generally is an actuarially adjusted monthly joint and surviving spouse annuity commencing at retirement and continuing for the participant's life with 50% of such benefit continuing for the life of the participant's surviving spouse, if any. "Average monthly compensation" under the plan is the highest average monthly base salary (including commissions, but excluding bonuses, overtime and other payments that are not predetermined) during any five consecutive years in the ten-year period immediately preceding the participant's actual retirement date.

   The minimum monthly retirement benefit for participants who were participants in the plan on December 31, 1975 is not less than the sum of (a) 1.2% of average monthly compensation for each of the first 10 years of credited service and (b) 1.5% of such compensation for each year of credited service prior to age 65 in excess of 10, with the maximum benefit equal to 72% of average monthly compensation after 40 years of credited service. In computing the minimum retirement benefit, compensation is assumed to have remained unchanged since December 31, 1975.

   Effective August 1, 1986, any participant retiring under the plan shall receive monthly benefits of not less that $5.00 for each year of credited service. In addition to annual retirement benefits, the plan provides benefits for disability, death and other terminations of employment after 10 years of credited service. Early retirement is provided, with unreduced benefits, for participants who are at least 55 years of age and whose age plus years of service equal at least 85, and with reduced benefits for participants who are at least 60 years of age with a minimum of 10 years service.

   In November 2000, the Pension Committee of the Company's Board of Directors approved an "Early Retirement Incentive Program" (the "Program"). Under the Program, a select group of Plan participants who were over age 60 and had at least 10 years of service were offered the opportunity to retire with enhanced benefits. Specifically, for purposes of benefit computations, they were credited with the additional age and service that they would have had if they continued in the employ of the Company until age 65 and also received a temporary annuity of $750 per month payable until age 65. To take advantage of the Program, the participant had to retire effective March 30, 2001, with benefit payments commencing on April 1, 2001. Nineteen participants elected to retire under the Program.

Subsidiary Pension Plan

   During 1995, the Company acquired Ready Mix Concrete Inc. (the "Subsidiary"), which had its own pension program (the "Subsidiary's Pension Plan"). The Subsidiary's Pension Plan covers all salaried employees of the Subsidiary who are not subject to the terms of a union contract and who complete at least 1,000 hours of service with the Subsidiary during the 12-month period beginning on the date of employment or during any subsequent plan year. A participant's pension is based upon such participant's plan compensation. Plan compensation is equal to regular salary or wages, plus overtime, commissions and bonuses.

   Effective June 28, 1994, the Subsidiary amended its pension plan to modify the benefit formula for determining an active participant's basic benefit. The new program produces a career-average benefit at normal retirement age equal to 0.75% of annual plan compensation up to the Social Security Taxable Wage Base, and 1.25% of annual plan compensation in excess of the Taxable Wage Base, for each year of service after June 28, 1994.

   For service until June 27, 1994, the Subsidiary's Pension Plan provides a frozen benefit at normal retirement age equal to 20% of "average annual compensation" plus 20% of average annual compensation in excess of $4,800 (the total reduced by 1/15th for each year of service less than 15), and 0.5% of such average annual compensation for each year of service exceeding 15. "Average annual compensation" is the highest average plan

                                 Annex I - 15
compensation during any five consecutive plan years in the ten-year period ending June 27, 1994. For each year of service after June 27, 1994, the Subsidiary's Pension Plan provides an additional benefit of 0.75% of that year's compensation up to the Social Security Taxable Wage Base, plus 1.25% of that year's compensation in excess of the Social Security Taxable Wage Base.

   Effective January 1, 1997, coverage under the Subsidiary's Pension Plan was extended to employees of another subsidiary of the Company, Concreto Mixto, Inc., which merged with the Subsidiary. All service with Concreto Mixto, Inc. is recognized for purposes of determining eligibility and vesting under the Subsidiary's Pension Plan, but benefit accruals begin no earlier than January 1, 1997 under the career-average formula described above.

   For unmarried retired participants, the normal retirement benefit is paid in the form of a monthly life annuity with 120 payments guaranteed commencing at retirement. For married retired participants, the normal retirement benefit generally is an actuarially adjusted monthly joint and surviving spouse annuity commencing at retirement and continuing for the participant's life with 50% of such benefit continuing for the life of the participant's surviving spouse, if any.

   Normal retirement benefits under the Subsidiary's Pension Plan are payable upon attainment of age 65. In addition to annual retirement benefits, the Subsidiary's Pension Plan provides benefits for disability, death and other terminations of employment after five years of credited service. Early retirement is provided, with reduced benefits, for participants who are at least 55 years of age with a minimum of 10 years of service.

   In addition to the Subsidiary's Pension Plan, the Subsidiary offers a Savings Plan for all salaried employees who are not subject to the terms of a union contract and who complete at least 1,000 hours of service with the Subsidiary during the 12-month period beginning with the date of employment or during any subsequent plan year. The Savings Plan was effective July 1, 1994, and coverage was extended to employees of Concreto Mixto, Inc., effective January 1, 1997. Contributions to the Savings Plan are based upon each participant's plan compensation. Plan compensation is equal to regular salary or wages, plus overtime, commissions and bonuses.

   Participants may elect to make basic contributions of from 1% up to 6% of plan compensation on a before-tax basis. Any excess over 6% of plan compensation makes annual matching contributions of 50% of participant basic contributions, up to 6% of compensation or $2,000, whichever is lower, per participant. In addition, the Subsidiary may make discretionary profit-sharing contributions at the end of each year. Such profit-sharing contributions are allocated to all eligible employees, whether or not they elect to contribute to the plan.

   Participants become fully vested in the Subsidiary's Saving Plan's matching contributions and profit-sharing contributions after 3 years of service.

   Withdrawals from the Subsidiary's Savings Plan prior to retirement or other termination of employment are not permitted except in the case of financial hardship. Upon retirement, a participant's account balance is distributed either in a lump sum payment or in installments.

Executive Separation Policy

   The Company has separate agreements with 21 current members of management. On May 3, 2000, the Company amended and restated agreements originally signed in July 1998 between the Company and Miguel A. Nazario, Antonio Luis Ferre Rangel and Jose O. Torres, respectively. The amended and restated agreements changed certain provisions specifying the conditions pursuant to which benefits may be received and provisions relating to payments by the Company in substitution for benefits that otherwise might have been received under the Company's pension plan. The form of these amended and restated agreements was included as an Exhibit to Amendment No. 1 to the Form 10Q for the quarter ended June 30, 2000.

                                 Annex I - 16

   At the July 2000 board meeting, the Company entered into severance compensation agreements with six executives. These contracts were granted for the first time to these executives and have terms similar to those agreements executed in July 1998 with other key executives of the Company. These, among other things, grant an amount equal to two and a half times compensation based on average salary plus bonus during the three years prior to the date of takeover or change in control of the ownership of the Company. Benefits payable under the contracts are triggered if, as a result of a change in control, these executives are (1) laid off or forced to resign or (2) unable to function in the position held prior to the change in control. A change in control is generally defined as a third-party acquisition of the Company's shares representing 20% or more of the total number of shares that may be cast for the election of directors.

                                DIRECTORS' FEES

   Standard remuneration for directors not employed by the Company is a $2,500 quarterly retainer fee and $1,000 for each board or committee meeting attended. In addition, the Company pays yearly premiums of approximately $582 on behalf of each outside director in connection with group life and accident insurance coverage. The Company accrued approximately $12,362 during the year as interest for accumulated deferred compensation for one director and compensated two directors an additional $50 per meeting for costs associated with traveling from outside the San Juan, Puerto Rico metropolitan area.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   During 2001, the Compensation Committee consisted of the following non-employee directors of the Company: Jorge L. Fuentes, Alberto M. Paracchini and Federico F. Sanchez.

   As of December 31, 2001, the Company had available from Banco Popular de Puerto Rico (a commercial bank) lines of credit of $10,000,000 for unsecured short-term borrowings and/or discounting customer's trade paper. Within that credit facility, our wholly owned subsidiaries, Florida Lime Corporation and Ready Mix Concrete, Inc., each had available a sub-limit of $600,000 and $3,000,000, respectively, for unsecured short-term borrowings. In addition, in October 1998, the Company signed a loan agreement with Banco Popular de Puerto Rico pursuant to which the Company guarantees a revolving line of credit of $5,500,000 for Ready Mix Concrete, Inc. In 1998, the Company also executed another loan agreement with Banco Popular pursuant to which the Company guarantees a revolving line of credit for $5,000,000 issued to Ponce Capital Corp., a wholly owned subsidiary. In September 1999, this credit facility was increased to $10,500,000 and to $18,000,000 in May 2001. Alberto M. Paracchini and Juan A. Albors are members of the board of directors of Banco Popular de Puerto Rico, and Antonio Luis Ferre is the Vice-Chairman of its board of directors.

   During 2001, the Company and its subsidiaries sold products, in the normal course of business, in the aggregate amount of $1,485,785 to Fuentes Concrete Pile, Inc. and Gabriel Fuentes Jr. Construction co., both Puerto Rico corporations. Jorge L. Fuentes is Chairman of the Board of Directors and Chief Executive Officer of each of these companies.

   Also during 2001, the Company and its subsidiaries sold products, in the normal course of business, in the aggregate amount of $62,328 to Interlink Group, Inc., of which Federico F. Sanchez is President.

                                 Annex I - 17

                         COMPENSATION COMMITTEE REPORT

   The purpose of the Compensation Committee Report is to inform stockholders of the compensation policies for executive officers and the rationale for the compensation paid to the Chief Executive Officer ("CEO"). The Compensation Committee consists of three members of the Company's Board of Directors not employed by the Company. The Committee's overall goal is to develop executive compensation policies that are consistent with, and linked to, strategic business objectives and Company values. It approves the design, assesses the effectiveness and administers executive compensation programs in support of compensation policies. The committee presents its decisions to the Company's Board of Directors for approval and, from time to time, seeks and receives information from management.

Compensation Policy

   The compensation program is based on the achievement of business objectives. The Company's primary business objective is to maximize stockholder value over both the near-term and the long-term. To achieve this objective, the compensation program is designed to relate pay to performance. The program also strives to attract, retrain and reward executives who contribute to the overall success of the Company. By offering market-comparable pay opportunities, the Company is able to maintain a stable and successful management team.

Competitive Pay

   The Company obtains salary and compensation surveys produced independently. These provide data which allows the compensation Committee to compare Company compensation practices to group of comparable local companies. The companies chosen for comparison are not the same companies that comprise the Peer Group in the Performance Graph included on page 20 of this Information Statement. The Compensation Committee believes that because of geographical and other factors, the Company's most direct competitors for executive talent are not the same companies that would be included in a peer group established for comparing stockholder returns.

   The key elements of the Company's executive compensation are base salary and annual incentives. In determining compensation, all elements of an executive's total compensation package, including pensions, insurance and other benefits, are considered.

                             COMPENSATION VEHICLES

Salary

   The Compensation Committee reviews each executive's base salary. Base salaries for executives are determined by evaluating executives' levels of responsibility, prior experience and breadth of knowledge, as well as external pay practices at comparable companies. Increases to base salaries are driven primarily by corporate and individual performance.

   Base salaries are targeted at the median of the comparative market. Salaries may be adjusted above or below the median based on corporate and individual performances as well as other factors such as years of experience in the position. Corporate and individual performance factors are equally weighted in determining base salaries. Performance measures include the Company's return on stockholder's equity, individual performance in securing specific strategic goals, the Company's performance against budget, cash flow per share and performance compared with peer group cement companies.

Annual Cash Bonus

   All employees are eligible for an annual cash bonus. For executives, this bonus is based on the achievement of pre-established annual corporate and individual performance goals. Bonuses are based on a percentage of base salary and are set at the median of the comparative market according to the individual's position.

                                 Annex I - 18

   Corporate and individual performance factors are equally weighted in determining bonuses. Local laws provide for a minimum bonus to be paid to all employees; the amount is increased when predetermined thresholds for corporate performance are met. The Company's Board of Directors approves the total appropriation for the bonus each year, based on the achievement of these goals. In 2001, several of the goals established for this year were not met, therefore, the bonus paid to executive officers, as well as to all other employees, was reduced by 50%. The Company's Board of Directors believes that results for the year were impacted primarily by external factors such as the slowdown of the economy and a reduction in cement and ready mix concrete sales on the Island. Therefore, the Company paid the bonus considering the results obtained during the year.

                            CHIEF EXECUTIVE OFFICER

   With respect to the base salary granted in 2001 to Miguel A. Nazario, Chief Executive Officer and Chairman of the Company's Board of Directors, the Compensation Committee considered a comparison of base salaries of chief executive officers of local peer companies, the Company's success in meeting its goals with respect to the Company's operations and the completion of certain strategic goals.

   In its assessment of Mr. Nazario's individual performance during 2001, the Compensation Committee emphasized the results of operations, the performance against budget and the return on stockholder's equity. The results for this year were affected by restructuring charges associated with the early retirement of certain employees and the consolidation of the operations of Ready Mix Concrete, Inc., a wholly owned subsidiary. In addition, economic conditions affecting the local construction industry also influenced cement and ready mix concrete sales, resulting in lower margins for this year. Mr. Nazario was granted a based salary of $366,072 for 2001, an increase of 1.30% over his base salary for 2000, a percentage lower than the previous year. His annual bonus payment was also based on the results for the year; therefore Mr. Nazario received a reduction of 50% on his annual bonus payment, when compared to the amount received the previous year. Based on these factors, Mr. Nazario's annual bonus payment was $45,759 in 2001.

                                          The Compensation Committee:

                                          Jorge L. Fuentes, President
                                          Alberto M. Paracchini
                                          Federico F. Sanchez

                                 Annex I - 19

             COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG
         PUERTO RICAN CEMENT COMPANY, INC.'S COMMON STOCK PERFORMANCE,
                 THE S&P 500 INDUSTRIAL INDEX AND PEER GROUPS.

   The graph presented below compares the cumulative total stockholder return on the Company's Common Stock for the five years ended December 31, 2001, with the cumulative total stockholder return for such period reflected in the Standard and Poor's ("S&P") 500 Stock Index and in peer group indexes. It includes comparisons with a peer group index of two competing cement, ready mix concrete and aggregates companies. The peer group is comprised of Florida Rock Industries and Lafarge North America, Inc. (formerly Lafarge Corp.). Texas Industries, Inc. was included on last year's peer group comparison. After a thorough analysis of this company, we concluded that, even though it is in the cement, concrete and aggregates industries, its primary industrial classification is Iron and Steel and therefore it should be eliminated from our peer group. The Company believes that the businesses conducted by the companies included in this peer group are similar to the company's business mix, providing a meaningful comparison of stock performance.

   The Company obtained the graph (and the information related to it) from Standard & Poor's Compustat Services. The comparative returns shown in the graph assume (i) a $100 investment in the Company's Common Stock, the common stock of the companies included in the S&P 500 stock index or the common stock of the companies in each of the peer groups at the market close on December 31, 1996 and (ii) the reinvestment of all dividends on a monthly basis over a five-year period using 1996 as the base year.

   Each of the companies included in the peer group has the same or similar business products as the Company and is publicly listed on a national stock exchange in the United States. Results were weighted according to market capitalization. The stock price performance on the graph below is not necessarily indicative of future price performance.

                           TOTAL SHAREHOLDER RETURN

                                    [CHART]

                              Dec. 96   Dec. 97   Dec. 98   Dec. 99   Dec. 00   Dec. 01
                              -------   -------   -------   -------   -------   -------
Puerto Rican Cement Co., Inc. $100.00   $164.37   $116.43   $115.76   $102.93    $67.93
S&P 500 Index                 $100.00   $133.36   $171.48   $207.56   $188.66   $166.24
Peer Group                    $100.00   $147.66   $204.94   $158.03   $149.80   $233.12


                               Dec. 96 Dec. 97 Dec. 98 Dec. 99 Dec. 00 Dec. 01
                               ------- ------- ------- ------- ------- -------
 Puerto Rican Cement Co., Inc. $100.00 $164.37 $116.43 $115.76 $102.93 $ 67.93
 S&P 500 Index................ $100.00 $133.36 $171.48 $207.56 $188.66 $166.24
 Peer Group................... $100.00 $147.66 $204.94 $158.03 $149.80 $233.12

                                 Annex I - 20

                                                                       ANNEX II

                      FAIRNESS OPINION OF UBS WARBURG LLC

                                                                  June 12, 2002

The Board of Directors
Puerto Rican Cement Company, Inc.
Commonwealth of Puerto Rico
P.O. Box 364487
San Juan, Puerto Rico 00936-4487

Dear Members of the Board:

   We understand that Puerto Rican Cement Company, Inc., a Puerto Rico corporation ("PRC" or the "Company"), is considering a transaction whereby a subsidiary of Cemex, S.A. de C.V., a Mexico corporation ("Cemex"), will merge with and into the Company (the "Merger"). Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") dated June 11, 2002, Cemex (or a wholly owned subsidiary of Cemex) will make an offer to purchase (the "Tender Offer") each of the issued and outstanding shares of the common stock, par value US $1.00 per share, of the Company (the "Company Common Stock") for US $35.00 in cash (the "Consideration"), and each share of Company Common Stock not purchased in the Tender Offer will be converted into the right to receive the Consideration in the Merger. The terms and conditions of the Tender Offer and Merger (collectively the "Transaction") are more fully set forth in the Merger Agreement.

   You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock of the Consideration to be received by the holders of the Company Common Stock in the Transaction. Our opinion addresses the value to be received by the holders of Company Common Stock as a whole, and our opinion does not address the particular situations of specific shareholders, including those distinguished by size of position or other factors.

   UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services. UBS Warburg will also receive a fee upon delivery of this opinion. In the past, UBS Warburg and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of the Company or Cemex for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, UBS Warburg may execute derivatives transactions on behalf of Cemex and its affiliates.

   Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any holder of the Company Common Stock as to how such shareholder should vote with respect to the Merger, whether such shareholder should tender Company Common Stock pursuant to the Tender Offer or whether such shareholder should exercise appraisal rights or take any other action with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the parties thereto will comply with all the material terms of the Merger Agreement. In 2000 and 2001, the Company authorized us to contact a limited number of potential investors, which did not result in a sale or merger transaction. Since that time, we have not been authorized to and have not solicited indications of interest regarding a business combination with the Company from any party.

   In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed certain internal financial information and

                                 Annex II - 1
other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and are not publicly available, (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company,
(iv) reviewed the reported prices and trading activity for the Company Common Stock, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) reviewed drafts of the Merger Agreement, and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

   In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

                                          Very truly yours,

                                          UBS WARBURG LLC

                                 Annex II - 2